Exhibit 3.2

ARTICLES SUPPLEMENTARY

OF

CONDOR HOSPITALITY TRUST, INC.

Condor Hospitality Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland as follows:

FIRST: Under a power contained in Article III of the Amended and Restated Articles of Incorporation, as amended, of the Corporation (the “Articles”) and pursuant to Section 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation (the “Board”), by duly adopted resolutions, classified and established 6,700,000 shares of authorized but unissued Preferred Stock, $.01 par value per share, of the Corporation as shares of Series D Cumulative Convertible Preferred Stock, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption (which, upon any restatement of the Articles, may be made a part of the Articles, with any necessary or appropriate changes to the numeration or lettering of the sections or subsections hereof). Capitalized terms used but not defined herein shall have the meanings given to them in the Articles.

A.	Terms of the Series D Cumulative Convertible Preferred Stock.

1. Designation and Number. A series of Preferred Stock, designated the “Series D Cumulative Convertible Preferred Stock”, is hereby established (and is herein referred to as the “Series D Preferred Stock”). The number of authorized shares of Series D Preferred Stock shall be 6,700,000.

2. Maturity. The Series D Preferred Stock has no stated maturity and will not be subject to any sinking fund, mandatory redemption or, except as described in Section 9(d) below, forced conversion.

3. Rank. The Series D Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (a) prior or senior to the Common Stock issued by the Corporation; (b) prior or senior to all classes or series of Preferred Stock issued by the Corporation, the terms of which specifically provide that such shares rank junior to the Series D Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (together with the Common Stock, collectively, “Junior Shares”), (c) on a parity with the Series A Cumulative Preferred Stock, the Series B Cumulative Preferred Stock and the Series C Cumulative Convertible Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation and with all classes or series of shares of Preferred Stock issued by the Corporation, the terms of which specifically provide that such shares rank on a parity with the Series D Preferred Stock (collectively, “Parity Shares”) and (d) junior to all existing and future indebtedness of the Corporation.

4. Dividends.

(a) Holders of Series D Preferred Stock shall be entitled to receive, when and as authorized by the Board, or a duly authorized committee thereof, and declared by the Corporation out of funds of the Corporation legally available for payment, preferential cumulative cash dividends at the rate of 6.25% per annum of the face value per share (equivalent to a fixed annual amount of $0.625 per share), subject to increase as provided in Section 6 below. Such dividends shall be cumulative from the date of original issue and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 (or, if not a Business Day (as

defined below), the next succeeding Business Day, each a “Dividend Payment Date”) for the period ending on such Dividend Payment Date, commencing on the date of issue. “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close. The first dividend on the Series D Preferred Stock will be paid on June 30, 2016 with respect to the period beginning on the date of issue and ending on June 30, 2016 and will be greater than a full quarter payment. Any dividend payable on the Series D Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360-day year. Dividends will be payable in arrears to holders of record as they appear on the share records of the Corporation at the close of business on the applicable record date, which shall be the 15th day of March, June, September or December, as the case may be, immediately preceding the applicable Dividend Payment Date or such other date designated by the Board for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”).

(b) No dividends on the Series D Preferred Stock shall be authorized by the Board or declared or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation relating to the Corporation’s indebtedness prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(c) Notwithstanding the foregoing, dividends on the Series D Preferred Stock will accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, whether or not such dividends are declared and whether or not such dividends are prohibited by agreement. Accrued but unpaid dividends on the Series D Preferred Stock will accumulate and will earn additional dividends at 6.25%, compounding quarterly (subject to increase as provided in Section 6 below). Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any Parity Shares or Junior Shares (other than a dividend payable in Junior Shares) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series D Preferred Stock for all past dividend periods and the then-current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series D Preferred Stock and any Parity Shares, all dividends declared upon the Series D Preferred Stock and such Parity Shares shall be declared pro rata so that the amount of dividends declared per share of Series D Preferred Stock and per Parity Share shall in all cases bear to each other the same ratio that accrued dividends per share on the Series D Preferred Stock and such Parity Shares (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series D Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then-current dividend period, no dividends (other than a dividend payable in Junior Shares) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any Parity Shares or Junior Shares, nor shall the Common Stock, any other Junior Shares or any Parity Shares be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for any other class or series of capital stock of the Corporation constituting Junior Shares and upon liquidation or redemption for the purpose of preserving the Corporation’s qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”), or complying with the provisions of Article VIII of the Articles). Holders of Series D Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series D Preferred Stock as provided above. Any dividend payment made on the Series D Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. As provided herein, accrued but unpaid dividends on the Series D Preferred Stock will accumulate and will earn additional dividends at 6.25%, compounding quarterly (subject to increase as provided in Section 6 below).

(d) Whenever the dividends on any Series D Preferred Stock share shall be in arrears for four consecutive quarters, then upon written notice delivered by one or more holders that hold in the aggregate not less than 40% of the outstanding Series D Preferred Stock, the Corporation shall (i) take all appropriate action reasonably within its means to maximize the assets legally available for paying such dividends and to monetize such assets (for example, but without limiting the generality of the foregoing, by selling or liquidating all of some of the Corporation’s assets or by selling the Corporation as a going concern), (ii) pay out of all such assets legally available (including any proceeds from any sale or liquidation of such assets) the maximum possible amount of such unpaid dividends, and (iii) thereafter, at any time and from time to time when additional assets of the Corporation (including any proceeds from any sale or liquidation of such assets) become legally available to pay such unpaid dividends, pay such remaining unpaid dividends until all dividends accumulated on the Series D Preferred Stock have been fully paid.

5. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of the Series D Preferred Stock are entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders, before any distribution of assets is made to holders of the Corporation’s Common Stock or any other Junior Shares, a liquidation preference of $10.00 per share in cash (the “Liquidation Preference”), except as otherwise provided in Section 6 below, plus the sum of (i) an amount equal to any accrued and unpaid dividends to the date of payment and (ii) (A) $2.00 per share in cash, if the liquidation, dissolution or winding up occurs on or before March 16, 2019, (B) $3.00 per share in cash, if the liquidation, dissolution or winding up occurs from March 16, 2019 and on or before March 16, 2020, or (C) $4.00 per share in cash, if the liquidation, dissolution or winding up occurs after March 16, 2020. As provided herein, accrued but unpaid dividends on the Series D Preferred Stock will accumulate and will earn additional dividends at 6.25%, compounding quarterly (subject to increase as provided in Section 6 below). The Corporation will promptly provide to the holders of the Series D Preferred Stock written notice of any event triggering the right to receive such Liquidation Preference. The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation, trust or entity with or into the Corporation, the sale, lease or conveyance of all or substantially all of the property or business of the Corporation or a statutory share exchange, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of capital stock of the Corporation or otherwise is permitted under Maryland law, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of capital stock of the Corporation whose preferential rights upon distribution are superior to those receiving the distribution.

(b) If upon any liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation, or proceeds thereof, distributable among the holders of Series D Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other class or series of Parity Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of Series D Preferred Stock and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Series D Preferred Stock and any such other Parity Shares if all amounts payable thereon were paid in full.

(c) Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of Series D Preferred Stock and any Parity Shares, the holders of the Series D Preferred Stock shall have no right or claim to any of the remaining assets of the Corporation.

6. Liquidation Special Distribution.

(a) Should a Qualified Offering set forth in Section 9(b) below not occur on or before the end of the 60th month following the issuance of the Series D Preferred Stock, one or more holders that hold in the aggregate not less than 40% of the outstanding shares of the Series D Preferred Stock shall have the right, by delivering a written notice to the Corporation (a “Special Liquidation Event Notice”), to elect to have the Corporation fully liquidate in a commercially reasonable manner as determined by the Board to provide for liquidation distributions to the holders of the Series D Preferred Stock in an amount per share of Series D Preferred Stock equal to $14.00 in cash (the “Liquidation Special Distribution”), plus accrued and unpaid dividends (whether or not declared) on the Series D Preferred Stock through the date on which such liquidation distributions are made to the holders of the Series D Preferred Stock. If a Special Event Liquidation Notice has been delivered to the Corporation, then the dividend rate on the Series D Preferred Stock after the 60th month following the issuance of the Series D Preferred Stock shall increase from 6.25% per annum to 12.5% per annum.

(b) The Corporation shall pay the Liquidation Special Distribution with respect to each outstanding share of Series D Preferred Stock on a date designated by the Board (“Special Liquidation Distribution Payment Date”), which Special Liquidation Distribution Payment Date shall not be more than 6 months following receipt by the Corporation of the Special Liquidation Event Notice. The Corporation will use its best efforts to sell all assets and settle all liabilities such that the remaining cash from the net proceeds will be paid out to all shareholders of the Corporation in accordance with the preference order set out in Section 5 above, which includes the holders of the Series D Preferred Stock and any Parity Shares with first priority, followed by holders of Common Stock and any other Junior Shares. Not less than 35 days prior to the Special Liquidation Distribution Payment Date, the Corporation shall deliver to each of the holders of the Series D Preferred Stock a written notice stating (i) the amount per share of Series D Preferred Stock that will be distributed on the Special Liquidation Distribution Payment Date and (ii) the amount per share of Common Stock the holders of Common Stock would receive assuming that all shares of the Series D Preferred Stock were converted to Common Stock on the date immediately prior to the Special Liquidation Distribution Payment Date.

(c) Notwithstanding anything to the contrary herein, a holder of Series D Preferred Stock may exercise the conversion rights set forth in Section 9 below and as determined with the Liquidation Preference (and not the amount of the Liquidation Special Distribution) after a Special Liquidation Event Notice has been delivered provided that the conversion date occurs no later than one Business Day prior to the Special Liquidation Distribution Payment Date.

7. Redemption.

(a) The Corporation, upon not less than 30 nor more than 60 days’ prior written notice, may at its option at any time or from time to time subject to the requirements for the share price of the Common Stock and approval set forth below, redeem each outstanding share of Series D Preferred Stock, in all cases for cash at a redemption price equal to the Redemption Amount per share, plus all accrued and unpaid dividends thereon to the date of redemption (i) in whole, or (ii) in part, provided that (x) any partial redemptions are made pro rata (as nearly as practicable without creating factional shares) to all holders of Series D Preferred Stock, (y) any partial redemptions do not in the aggregate exceed $30,000,000 in Liquidation Preference, and (z) the Corporation shall not borrow funds, or delay making any capital expenditures or paying any operating expenses, for the purpose of making any such partial redemptions.

The “Redemption Amount” with respect to a share of Series D Preferred stock shall mean:

(i) 120% of the Liquidation Preference for redemption on or before March 16, 2019 ;

(ii) 130% of the Liquidation Preference for redemption from March 16, 2019 and prior to March 16, 2020; and

(iii) 140% of the Liquidation Preference for redemption on or after March 16, 2020.

Prior to receiving a Special Event Liquidation Notice, the Corporation may not call shares of Series D Preferred Stock for redemption pursuant to this Section 7 unless the closing sales price of the Common Stock equals or exceeds $1.60 per share on the trading day immediately preceding the date the notice of redemption is given. The closing sales price of the Common Stock shall be as reported by the Nasdaq Stock Market or any other national securities exchange on which the shares of Common Stock are then listed for trading, or if none, the most recently reported “over the counter” trade price or if none, as determined in good faith by the Board and set forth in a resolution adopted by no less than seven of the nine members of the Board. Further, a call for redemption pursuant to this Section 7 may only be made with the approval of no less than seven of the nine members of the Board if the closing sale price of the Common Stock is between and including $1.60 and $1.99 per share, and with the approval of no less than a majority of the members of the Board if the closing sale price of the Common Stock is $2.00 or higher per share. A call for redemption pursuant to this Section 7 made after the Corporation has received a Special Event Liquidation Notice shall require the approval of no less than a majority of the members of the Board. The foregoing prices per share of Common Stock shall be adjusted if the Conversion Price is adjusted pursuant to Section 10(a) below, in the same manner.

If notice of redemption of any of the Series D Preferred Stock has been given by the Corporation pursuant to this Section 7(a) and if the funds necessary for such redemption have been set aside, separate and apart from other funds, by the Corporation in trust for the pro rata benefit of the holders of any Series D Preferred Stock so called for redemption, then from and after the date of redemption dividends will cease to accrue on such Series D Preferred Stock, such Series D Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price and except that conversion rights will continue up to the date the redemption price is paid. A holder of Series D Preferred Stock shall continue to have all preferences, conversion and other rights, and voting powers set forth herein with respect to all shares of Series D Preferred Stock subject to a notice of redemption under this Section 7(a) until such time as the holder receives the redemption price for such shares, for the avoidance of doubt, a holder may exercise conversion rights with respect to any shares of the holder’s Series D Preferred Stock so called for redemption up to the date of the payment of the redemption price of such shares.

(b) Unless full cumulative dividends on all Series D Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period, no Series D Preferred Stock shall be redeemed unless all outstanding Series D Preferred Stock is simultaneously redeemed and the Corporation shall not purchase or otherwise acquire, directly or indirectly, any Series D Preferred Stock (except by exchange for any Junior Shares); provided, however, that the foregoing shall not prevent the purchase by the Corporation of any Series D Preferred Stock in accordance with Article IX of the Articles, or the purchase or acquisition of Series D Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series D Preferred Stock. Subject to applicable law and the limitation on purchases when dividends on the Series D Preferred Stock are in arrears, the Corporation shall be entitled at any time and from time to time to repurchase any Series D Preferred Stock pro rata from the holders of the Series D Preferred Stock by tender or by private agreement transactions duly authorized by the Board.

(c) Notice of redemption by the Corporation of the Series D Preferred Stock shall be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the date of redemption. A similar notice shall be mailed by the Corporation by first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the date of redemption, addressed to each holder of record of the Series D Preferred Stock to be redeemed at such holder’s address as the same appears on the share records of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series D Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the date of redemption; (ii) the redemption price; (iii) the number of shares of Series D Preferred Stock to be redeemed; (iv) the place or places where the Series D Preferred Stock is to be surrendered for payment of the redemption price; and (v) dividends will cease to accrue on the redemption date.

(d) Immediately prior to any redemption of Series D Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends through the date of redemption, unless a date of redemption falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series D Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

(e) All Series D Preferred Stock redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and reclassified as authorized but unissued Preferred Stock, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Stock in accordance with the applicable provisions hereof and elsewhere in the Articles.

8. Voting Rights.

(a) Except as otherwise provided herein, the Holders of Series D Preferred Stock shall not have any voting rights. The Holders of Series D Preferred Stock shall be entitled to vote their Series D Preferred Stock as a single class with the holders of the Common Stock on all matters submitted to such holders for vote or consent. For each such vote or consent, each share of Series D Preferred Stock shall entitle the holder thereof to cast one vote for each whole vote (rounded to the nearest whole number) that such holder would be entitled to cast had such holder converted its Series D Preferred Stock into shares of Common Stock as of the date immediately prior to the record date for determining the shareholders of the Corporation eligible to vote on any such matter.

(b) So long as any shares of Series D Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of not less than 75% of the Series D Preferred Stock, given in person or by proxy, either in writing or at a meeting (voting separately as a class):

(i) amend, alter, repeal or make other changes to any provision hereof of any provision elsewhere in the Articles so as to adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock or the holders thereof, including without limitation any amendment, alteration, repeal or other change effected in connection with a merger, consolidation or similar transaction (any such transaction, which for the avoidance of doubt does not include any liquidation, dissolution or winding up of the Corporation, an “Event”);

(ii) authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock or rights to subscribe to or acquire any class or series of capital stock or any class or series of capital stock convertible into any class or series of capital stock, in each case ranking on a parity with, or senior to, the Series D Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation or otherwise, or reclassify any shares of capital stock into any such shares;

(iii) except for dividends or distributions of cash from the Corporation’s funds from operations and except as required to preserve the Corporation’s qualification as a real estate investment trust under the Code, declare or pay any dividends or other distributions on shares of Common Stock or any other Junior Shares;

(iv) except as required by Section 4(d) or 6 above, (A) merge, consolidate, liquidate, dissolve or wind up the Corporation or (B) sell, lease or convey all or substantially all of the assets of the Corporation;

(v) except for a Qualified Offering, sell, issue or potentially issue in an offering by the Corporation of Common Stock (or securities convertible into or exercisable Common Stock) equal to 20% or more of the Common Stock or 20% or more of the Voting Stock outstanding before the issuance;

(vi) engage in any transaction in which the Corporation is to be a participant and the amount involved exceeds $120,000, other than employment compensation, and in which any of the Corporation’s directors or executive officers or any member of their immediate families will have a material interest, exclusive of interests arising solely from the ownership of a class of equity securities of the Corporation provided that all holders of such class of equity securities receive the same benefit on a pro rata basis;

(vii) redeem, or otherwise buy back (including in the open market, but excluding shares exchanged or withheld for the exercise price and/or taxes with respect to employee awards) any shares of common stock until all the shares of the Series D Preferred Stock converted, exchanged or redeemed; or

(viii) agree or commit to do any of the foregoing.

provided, however, that any Event in which the Series D Preferred Stock (or any equivalent class or series of stock or shares issued by the surviving corporation, trust or other entity in connection with such Event) remains outstanding after such Event with the same ranking, preferences, rights, voting powers and other terms as provided herein unchanged shall not be deemed to adversely affect the rights, preferences, privileges or voting power of holders of the Series D Preferred Stock for purposes of Section 8(b)(i) above and also will not be subject to Section 8(b)(iv) above; and provided, further, that any Event and any liquidation, dissolution or winding up of the Corporation in which the holders of Series D Preferred Stock receive cash in the amount of the Redemption Amount plus accrued and unpaid dividends in exchange for each of their shares of Series D Preferred Stock will not be subject to Section 8(b)(i) or 8(b)(iv) above.

With respect solely to the exercise of the above described voting rights in this Section 8(b), each share of Series D Preferred Stock shall have one vote per share.

The foregoing voting provisions in this Section 8(b) will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series D Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

9. Conversion.

(a) Each share of Series D Preferred Stock shall be convertible in accordance with the terms of this Section 9, at any time and from time to time from and after the date of issuance at the option of the holder thereof, into that number of shares of Common Stock determined by dividing the Liquidation Preference of such share of Series D Preferred Stock, plus the aggregate accrued or accumulated and unpaid dividends thereon through the Conversion Date (as defined below), by the Conversion Price in effect on the Conversion Date. A holder of the Series D Preferred Stock shall effect any such conversion by providing the Corporation with a written conversion notice (each, a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Series D Preferred Stock to be converted, the number of shares of Series D Preferred Stock owned prior to the conversion at issue, the number of shares of Series D Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effective (such effective date, the “Conversion Date”); provided, however, that the Conversion Date may not be less than 30 days after the date on which the Notice of Conversion is delivered to the Corporation. If a Conversion Date is not specified, or is less than 30 days after delivery of the Notice of Conversion, the Notice of Conversion shall be effective on the 30th day (or if such day is not a Business Day, the next Business Day) following delivery of the Notice of Conversion.

(b) Upon receipt of a Notice of Conversion, the Corporation shall promptly notify all other holders of Series D Preferred Stock, if any (each, a “Non-converting Holder”), that a Notice of Conversion has been delivered and provide each Non-converting Holder with a copy of such Notice of Conversion. The Board shall deliver a waiver of the Ownership Limit to a Non-converting Holder pursuant to Article IX(A)(7) of the Articles prior to the Conversion Date if (i) such Non-converting Holder provides the Board the representations and undertakings specified in Article IX(A)(7) of the Articles prior to the Conversion Date and (ii) the Board has received the opinion of counsel specified in Article IX(A)(7) of the Articles prior to the Conversion Date (which the Corporation shall use commercially reasonable efforts to obtain, at the Corporation’s expense). In the event a Non-converting Holder fails to provide such representations and undertakings, or the Corporation is unable to obtain such opinion of counsel notwithstanding commercially reasonable efforts to do so, the minimum number of shares of Series D Preferred Stock held by such Non-converting Holder shall automatically without any further action by such Non-converting Holder or the Corporation convert (along with the aggregate accrued or accumulated and unpaid dividends thereon) into an aggregate number of shares of Common Stock (including any fraction of a share) determined in accordance with this Section 9 on the Conversion Date, concurrently with the conversion of the shares specified in the Notice of Conversion.

(c) At the first annual meeting of shareholders following the issuance of the Series D Preferred Stock, the Corporation shall seek (and use commercially reasonable efforts to obtain) shareholder approval of an amendment to the Articles that, in connection with any conversion of the Series D Preferred Stock, eliminates the requirement that the Board obtain such representations and undertakings from a Person as are reasonably necessary to ascertain that no individual’s Beneficial Ownership or Constructive Ownership of shares of the Series D Preferred Stock will violate the Ownership Limit, so long as the Board is able to obtain the opinion of counsel specified in Article IX(A)(7) of the Articles. In the event such amendment is approved by the shareholders of the Corporation, the second and third sentences of Section 9(b) above shall deemed to be amended to eliminate the requirement for a Non-Converting Holder to deliver the representations and undertakings specified in Article IX(A)(7) of the Articles.

(d) Upon the closing of a Qualified Offering by the Corporation, all of the outstanding shares of Series D Preferred Stock (including any fraction of a share) shall automatically convert into an aggregate number of shares of Common Stock (including any fraction of a share) as is determined by (i) multiplying the outstanding number of shares (including any fraction of a share) of Series D Preferred Stock by the Liquidation Preference thereof, and then (ii) dividing the result by the Conversion Price then in effect. The date of the closing of a Qualified Offering shall be deemed a Conversion Date and such automatic conversion of all of the outstanding shares of Series D Preferred Stock shall be deemed to have been converted into shares of Common Stock in accordance with the terms hereof as of immediately prior to such closing.

All outstanding shares of Series D Preferred Stock shall be converted into the number of shares of Common Stock as provided in this Section 9(d) automatically upon closing of a Qualified Offering without any further action by the holders of such shares or the Corporation. As promptly as practicable following such Qualified Offering, the Corporation shall send each holder of shares of Series D Preferred Stock written notice of such event, along with the payment of any accrued and unpaid dividends with respect to such shares of Series D Preferred Stock through the Conversion Date. Upon receipt of such notice and any such payment, each holder shall surrender to the Corporation the certificate or certificates representing all shares of Series D Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), unless such shares are held in uncertificated form, and upon receipt thereof by the Corporation such holder shall be issued a certificate or certificates representing the shares of Common Stock into which such shares of Series D Preferred Stock were converted.

“Qualified Offering” means (i) the sale of Common Stock in a single offering of at least $50,000,000 or (ii) the sale of Common Stock in up to three separate offerings totaling at least $75,000,000 in the aggregate, in each case at an offering price per share of Common Stock equal to at least the lesser of:

(i) $2.00 per share (appropriately adjusted in the same manner as the Conversion Price pursuant to Section 10 below) if the closing of the applicable Qualified Offering occurs on or before September 16, 2017;

(ii) the greater of (x) $2.00 per share (appropriately adjusted in the same manner as the Conversion Price pursuant to Section 10 below) or (y) 90% of “NAV” per share of Common Stock if the closing of the applicable Qualified Offering occurs after September 16, 2017; or

(iii) $1.60 (appropriately adjusted in the same manner as the Conversion Price pursuant to Section 10 below) or more upon any closing of any Qualified Offering, provided the Corporation immediately following the receipt of the net proceeds from the closing of such Qualified Offering makes a cash “Make Whole Payment” to each of the holders of Series D Preferred Stock, provided that, the Make Whole Payment shall not exceed the Issuance Market Value Difference.

“Issuance Market Value Difference” means an amount equal to (i) the Conversion Price, minus (ii) the closing consolidated bid price on March 15, 2106 as reported by Nasdaq, adjusted if the Conversion Price is adjusted pursuant to Section 10(a) below, in the same manner.

“NAV” means the net asset value of the Corporation per share of Common Stock, as net asset value is commonly determined by exchange listed funds and research analysts, immediately prior to the closing of the applicable Qualified Offering.

Upon notice that the Corporation intends to conduct a Qualified Offering, the holders of at least 75% of the shares of Series D Preferred Stock shall within 10 days thereafter, select an investment banking firm of national recognition, subject to the reasonable approval of the members of Board who were not designated for nomination to the Board by right of holders of Series D Preferred Stock. If the holders of at least 75% of the shares of the Series D Preferred Stock fail to select an investment banking firm of national recognition within such 10 days that is reasonably acceptable to the Board, then the Board shall select an investment banking firm of national recognition to calculate the NAV. The Corporation shall bear the fees and expenses of the investment banking firm. If required by the investment banking firm, the Corporation shall execute a retainer and engagement letter containing reasonable terms and conditions, including, without limitation, customary provisions concerning the rights of indemnification and contribution by the Corporation in favor of such investment banking firm and its officers, directors, partners, employees, agents and affiliates.

“Make Whole Payment” means, with respect to each share of Common Stock into which an outstanding share of Series D Preferred Stock is converted as a result of a Qualified Offering, an amount per share of such Common Stock determined by the following formula:

1.3*(A - B) = Make Whole Payment

where

A = $2.00, if 90%NAV - $2.00 is a negative number

A = 90%NAV, if 90%NAV- $2.00 is a positive number

B = Adjusted NAV

If A-B is a negative number then the Make Whole Payment is $0.

“Adjusted NAV” means NAV adjusted for the effects of the applicable Qualified Offering, determined by the following formula: the quotient of (i) the sum of (A) NAV, multiplied by the number of shares of outstanding Common Stock assuming full conversion of Series D Preferred Stock, plus (B) the net offering proceeds from the Qualified Offering, divided by (ii) the number of shares of Common Stock outstanding after the Qualified Offering.

(e) To effect conversions of shares of Series D Preferred Stock, a Holder shall surrender the certificate(s) representing the shares of Series D Preferred Stock to be converted to the Corporation together with the delivery of the Notice of Conversion, if applicable, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers) unless such shares are held in uncertificated form. Shares of Series D Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled.

(f) The conversion price for each share of the Series D Preferred Stock shall equal $1.60, subject to adjustment as set forth in Section 10 below (the “Conversion Price”).

(g) Promptly after each Conversion Date, the Corporation shall deliver, or cause to be delivered, to the converting Holder a certificate or certificates representing the number of shares of Common Stock being acquired upon the conversion of the Series D Preferred Stock.

(h) No fractional Common Stock shall be issued upon conversion of Series D Preferred Stock. All Common Stock (including fractions thereof) issuable upon conversion of Series D Preferred Stock shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the exercise would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional shares, pay cash equal to the product of such fraction multiplied by the fair market value per share of Common Stock on the Conversion Date (as reported by the Nasdaq Stock Market or any other national securities exchange on which the Common Stock are then listed for trading, or if none, the most recently reported “over the counter” trade price or if none, as determined in good faith by the Board).

(i) The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series D Preferred Stock, free from all liens and preemptive rights, a sufficient number of shares of Common Stock to effect the conversion of all then-outstanding shares of Series D Preferred Stock in accordance with the terms hereof. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable. The Corporation shall use its best efforts to list the Common Stock required to be delivered upon conversion of the Series D Preferred Stock, prior to such delivery, upon any national securities exchange upon which the Common Stock is listed at the time of such delivery.

(j) The issuance of certificates for shares of the Common Stock on conversion of the Series D Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

10. Certain Adjustments and Rights.

(a) If the Corporation, at any time while this Series D Preferred Stock is outstanding: (i) pays a stock dividend or makes a distribution to holders of any class or series of capital stock of the Corporation in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of this Series D Preferred Stock), (ii) subdivides outstanding shares of Common Stock into a greater number of shares, (iii) combines its outstanding shares of Common Stock into a smaller number of shares, or (iv) issues any shares of its capital stock by reclassification of the Common Stock, or (v) undertakes any transaction similar to or having the effect of the foregoing transactions, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 10(a) (shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

(b) The Corporation shall not sell or issue any Common Stock or grant any option or right to purchase Common Stock at an effective price per share that is lower than the Conversion Price. Notwithstanding the foregoing, this Section 10(b) shall not apply to an Exempt Issuance. “Exempt Issuance” means the issuance of (i) shares of Common Stock to employees, officers, directors or consultants of the Corporation pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board or a majority of the members of a committee of non-employee directors established for such purpose, (ii) securities upon the exercise or exchange of or conversion of any securities issued and outstanding on the date of the establishment of the Series D Preferred Stock, (iii) securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock, and (iv) securities issued pursuant to acquisitions approved by a number of the members of the Board equal to one more than a majority of the members of the Board.

(c) If at any time the Corporation issues any rights, options or warrants pro rata to all holders of Common Stock to purchase Common Stock (or securities convertible into or exchangeable for Common Stock) (the “Purchase Rights”), then each holder of Series D Preferred Stock shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder would have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of such holder’s Series D Preferred Stock immediately before the date on which a record is taken for the issuance of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the issuance of such Purchase Rights.

(d) Whenever the Conversion Price is adjusted pursuant to any provision of this Section 10, the Corporation shall promptly deliver to each holder of Series D Preferred Stock a written notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(e) Notwithstanding anything herein to the contrary, no adjustment of the Conversion Price shall be made pursuant to this Section 10 in an amount less than $.01 per share, and any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $.01 per share or more.

11. Articles of Incorporation and Bylaws.

The rights of all holders of the Series D Preferred Stock and the terms of the Series D Preferred Stock are subject to the provisions of the Articles and the Bylaws of the Corporation, including, without limitation, the restrictions on transfer and ownership contained in Article IX of the Articles.

B.	Exclusion of Other Rights.

Except as may otherwise be required by applicable law, the Series D Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, other than those specifically set forth herein or elsewhere in the Articles. The Series D Preferred Stock shall have no preemptive or subscription rights.

C.	Headings of Subdivisions.

The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

D.	Severability of Provisions.

If any voting power, preference or relative, participating, optional and other special right of the Series D Preferred Stock is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of Series D Preferred Stock and qualifications, limitations and restrictions thereof set forth herein which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences or relative, participating, optional or other special rights of Series D Preferred Stock or qualifications, limitations and restrictions thereof shall be given such effect. None of the voting powers, preferences or relative participating, optional or other special rights of the Series D Preferred Stock or qualifications, limitations or restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences or relative, participating, optional or other special right of Series D Preferred Stock or qualifications, limitations or restrictions thereof unless so expressed herein.

SECOND: The shares of Series D Cumulative Convertible Preferred Stock have been classified and established by the Board under the authority contained in the Articles.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested to it by its Treasurer on this 16th day of March, 2016.

CONDOR HOSPITALITY TRUST, INC.

By:	/s/ J. William Blackham
Name: J. William Blackham
Title: Chief Executive Officer

ATTEST:

By:	/s/ Patricia M. Morland
Name: Patricia M. Morland
Title: Treasurer